AKERNA CORP.

1550 Larimer Street #246

Denver, Colorado 80202

January 24, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Akerna Corp. – Request for Acceleration
Registration Statement on Form S-3
Filed on January 11, 2022
File No. 333-262095

Ladies and Gentlemen:

On behalf of Akerna Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-262095) to permit said Registration Statement to become effective at 4:00 p.m. Eastern time on January 26, 2022, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Akerna Corp.

/s/ John Fowle
John Fowle Chief Financial Officer